October 8, 2021
BY EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street NE
Washington, D.C.  20549
Attention:    Babette Cooper
        Wilson Lee

RE:	Ladder Capital Corp Form 10-K for the Fiscal Year Ended December 31, 2020 Filed February 26, 2021 File No. 001-36299

Dear Ms. Cooper:
Ladder Capital Corp, a Delaware corporation (the “Company”), hereby responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated October 8, 2021 in relation to the above-referenced filing.
For the convenience of the Staff, the Company has restated the Staff’s comment in this letter in italics, with the response of the Company immediately following such comment. All references to page numbers and captions correspond to the page numbers and captions in the Company’s above-referenced filing.
FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Reconciliation of Non-GAAP Financial Measures Distributable Earnings, page 83
1.We have considered your response to comment 1. Given the nature of your normal operations compared to the nature of the gains/losses and prepayment penalties resulting from your COVID Actions, we believe it is more appropriate to describe the impact of your COVID Actions on distributable earnings through the proposed updates as outlined within your response instead of making adjustments for the COVID Actions to arrive at distributable earnings. Please revise future filings accordingly.

Response: We acknowledge the Staff's comment. We will revise future filings beginning with the Company’s Quarterly Report for the period ended September 30, 2021 in accordance with your response.

Please contact the undersigned at paul.miceli@laddercapital.com or (212) 715-3150 should you require further information or have any questions regarding the Company’s responses to the comments of the Staff.
Very truly yours,
/s/ Paul J. Miceli
Paul J. Miceli
Chief Financial Officer
Ladder Capital Corp